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                                                             EXHIBIT 99(a)(6)

[LETTERHEAD]

                                 PRESS RELEASE


     Analyst Contact:                      Media Contact:
     John D. Sanford                            William J. Plunkett
     (630) 572-8803                        (630) 572-8898


               WMX TECHNOLOGIES, INC. ANNOUNCES 30-MILLION SHARE
                      "DUTCH TENDER" AUCTION REPRESENTING
                       6.2 PERCENT OF OUTSTANDING SHARES

Oak Brook, Illinois, March 31, 1997 -- WMX Technologies, Inc. announced today that on April 1, 1997, it will commence an approximately $1-billion offer to buy from its stockholders up to 30 million shares of its common stock, or approximately 6.2 percent of the Company's currently outstanding shares.

WMX said that the price range of its offer will be from $30.00 per share to $35.00 per share. The offer will expire at midnight, New York time, on April 28, 1997, unless extended by WMX. The price of a WMX share at the close of trading on March 27, 1997, the most recent trading day, on the New York Stock Exchange was $31.00.

Under the so-called "Dutch Auction" tender offer, stockholders specify a price at which they are willing to sell their shares to WMX within the Company's price range. At the conclusion of the offer and receipt of tenders, the Company determines the lowest price (the "clearing price") within its price range that will enable it to purchase up to 30 million shares of WMX stock.

All shares acquired in the offer will be acquired at the specified clearing price. Shares tendered at prices in excess of the clearing price and shares not purchased because of proration or conditional tender will be returned. In addition, the offer is subject to various terms and conditions described in offering materials to be distributed to WMX shareholders this week.

The offer is part of a comprehensive WMX plan announced early in February designed, among other things, to enhance shareholder value by returning excess cash to shareholders primarily through share repurchases.

The Company said it expects to generate $3 billion in owners' cash flow after capital expenditures and dividends by the end of 1998 from a combination of its continuing asset-monetization efforts and operations. WMX said it will use a combination of cash from operations, proceeds of asset dispositions, and borrowings to fund the purchase of the shares. The Company's Board of Directors has authorized the repurchase of up to 50 million shares of the Company's stock by the end of 1998, including shares to be purchased in the "Dutch auction" tender offer.

While the WMX Board has approved the offer, neither the Company nor the Board is making a recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price of any tender. The Company said that it has been advised that no director or executive officer of the Company intends to tender any shares under the offer.

In connection with its offer, WMX has retained Merrill Lynch & Co. to act as dealer manager, Morrow & Co., Inc. to act as information agent and Harris Trust and Savings Bank to act as depositary.

WMX Technologies, Inc., based in Oak Brook, Illinois, provides integrated waste management services through its principal subsidiaries, Waste Management, Inc., Wheelabrator Technologies Inc. and Waste Management International plc.